June 2, 2005

  Mail Stop 4561


Wayne A. Schellhammer
President and Chief Executive Officer
American Caresource Holdings, Inc.
8080 Tri-Star Drive
Irving, Texas 75063


Re:	American Caresource Holdings, Inc.
	Amendment No. 1 to Form SB-2
	File No. 333-122820

Dear Mr. Schellhammer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note your response to Comment 5. Please supplementally state when your decision to change accountants from BDO Seidman, LLP to McGlagrey & Pullen, LLP took place. We may have further comments based on your response.



Facing Page
2. Please add a box to the facing page indicating that the offering is a Rule 415 offering. We refer to Telephone Interpretation D.36 from the July 1997 Manual of Publicly Available Telephone Interpretations which you can access on our website, www.sec.gov. Cover Page
3. We note your revisions in response to Comment No. 1 from our previous comment letter. Please revise your disclosure on the cover page and Plan of Distribution section to indicate that Patient Infosystems is an underwriter, not that it "may be deemed to be" an underwriter. In addition, please remove the first part of the sentence that references its share ownership of ACS common stock as the reason it may be an underwriter. Share ownership, by itself, does not indicate that the entity is an underwriter.
4. Please disclose the distribution ratio of shares of ACS common stock to Patient Infosystems stockholders.
5. Please remove from the cover page your disclosure regarding the company`s intent to seek to have its securities quoted on the OTC Bulletin Board. We refer to Item 501(a)(4) of Regulation S-B. Prospectus Summary

Our Company, page 2
6. We note your response to Comment 9. Please revise to provide examples of the types of services you offer to improve the quality and accessibility of ancillary care.

Summary Financial Information, page 6
7. We note your response to comment 62. Similarly, this comment is applicable to other sections of the filing including Summary Financial Information and Management`s Discussion and Analysis or Plan of Operations. Predecessor information should only reflect the historical results of the predecessor without any pro forma adjustments. Please advise or revise accordingly throughout the filing. Additionally, remove pro forma disclosure of net loss per share as it relates to both 2004 and 2003 information and report such amounts on a historical basis throughout the filing.
8. Please revise to remove the presentation of pre-acquisition balance sheet data for 2003.






Risk Factors, page 7


ACS has a history of losses, has never been profitable and will likely continue to lose money for the foreseeable future, page 7
9. We re-issue the second part of Comment No. 21 from our previous comment letter where we requested that you disclose the company`s accumulated deficit.

ACS has substantial indebtedness, faces working capital shortfalls and has an urgent need for working capital and will need to identify additional sources of capital to maintain its operations, page 7
10. We note your revisions in response to Comment No. 22 from our previous comment letter. Please revise to indicate your cash balance as of the most recent practicable date.


The continued services and leadership of ACS` senior management is critical to its ability to maintain growth and any loss of key personnel could adversely affect its business, page 9
11. We note your response to Comment 27. Please revise to note that you do not have employment agreements with any of your executive officers, not just Wayne Schellhammer. In addition, we note that your exhibit index includes an entry for an employment agreement with
Mr. Schellhammer. Please advise us as to whether an employment agreement is anticipated and, to the extent material terms have been negotiated, what those terms are.

ACS will incur additional costs as an independent public company
and
may be unable to operate profitably as a stand-alone company, page
9
12. Consistent with your heading, please also disclose that the company will face additional costs by being a public company, following the spin-off.

After the distribution certain stockholders can exert control over ACS and may not make decisions that further the best interests of all stockholders, page 10
13. It is not clear why all the individuals and entities that own in excess of five percent of your issued and outstanding common stock would vote together with the officers, directors and former parent of the company. Please revise your disclosure to aggregate the portion of shares held by executive officers, directors and Patient Infosystems following the distribution. In addition, please disclose that PATY will own 1 million shares which may be resold, from time to time, following the distribution.

After the distribution, arrangements between ACS and Patient Infosystems will not be deemed to be on an "arms-length" basis, page
10
14. Please disclose that any arrangements between the parties following the distribution are not subject to any agreements that shareholders will have access to, and the price, if any, of services performed by PATY will be negotiated at a later time.

Future sales of ACS capital stock, or the perception that these sales may occur, could depress the price of ACS` common stock, page 12
15. Please revise the header to explain what you mean by "capital stock" or revise to indicate that you are referring to the company`s common stock. In addition, please quantify the number of shares not held by affiliates that will immediately be eligible to be resold following the distribution. Finally, please revise your disclosure of the number of shares underlying the warrants to be issued to certain individuals. Your disclosure elsewhere indicates that 974,950 shares underlie the warrants, not 947,950.

Management`s Discussion and Analysis or Plan of Operations, page
13

Overview, page 13
16. Included in the overview of your results of operations, we note that you have provided a discussion comparing results of your predecessor company with those of ACS. Since the financial statements of the predecessor use a different basis of accounting and were operated by a different entity, it appears there are differences that would affect comparability. Please revise to separately discuss the operations of ACS from those of your predecessor, or at a minimum clearly disclose the items that would impact comparability within your MD&A.

Results of Operations, page 14

Revenues, page 14
17. We note your response to Comment 33. You state that you believe that you have "experienced improved relations with providers in [your] network as a result of, among other things, the acquisition by
Patient Infosystems, due to increased funding." You also state that you expect "that any such improved provider relations will not be negatively impacted by the proposed spin-off transaction."
Please
revise to explain how your improved provider relations will not be negatively impacted by the proposed spin-off transaction, given that you will no longer receive funding from Patient Infosystems.
18. We re-issue Comment 34. We note your statement that you expect to see "growth in the number of payor and client relationships due to an increased emphasis on sales." Please revise to provide additional information as to what steps you took in increasing your emphasis on sales and whether additional relationships were formed after December
31, 2004 as a result of such efforts.
Liquidity and Capital Resources, page 16
19. We note your response to Comment 37. In your response letter, you note that "the agreements with Mr. Pappajohn and Dr. Schaffer regarding the guarantee they provided are oral in nature and thus are not filed as Exhibits to this Registration Statement." Please revise this section to note that the agreements with Mr. Pappajohn and Dr.
Schaffer regarding the guarantee they provided are oral. In addition, supplementally advise us as to the nature and extent of these guarantees and whether the guaranty is considered to be binding on them. Finally, please supplementally advise us as to the parties involved in the oral agreement. Is it between the individuals noted above and the company or also with Wells Fargo Bank?

20. We note the 2005 amendment to your credit agreement with Wells Fargo Bank, N.A. to extend your line of credit to $3,000,000. Please expand your disclosure to discuss whether you will be able to satisfy your cash requirements based on operations and the current line of credit or whether you will have to raise additional funds in the next twelve months. Reference is made to Item 303 of Regulation S-B.

Description of Business

Overview, page 18
21. Please disclose the portion of your revenues derived from each of your "major customers" identified on page 18 during the last two years and any interim period.

Facilities, page 21
22. We note that in response to Comment 45 you have removed the language from page F-14 that states you "lease office space from a related party under a non-cancelable lease agreement that expires in
April 2008." Please supplementally advise us as to the status of this lease. If the agreement is not with a related party, please advise us of this.

Employment Agreements, page 23
23. We note your response to Comment 49. Please tell us why you do not believe these agreements are material and why the individuals subject to the agreements are not "significant employees" as defined by Item 401(b) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management,
page
26
24. Please revise your initial sentence under this heading to clarify that only the shares owned by PATY are being registered for resale.
Your current disclosure suggests that all shares listed in the table are being registered for resale.
25. We refer to your disclosure that you "anticipate" your shares will be traded on the OTC Bulletin Board. If discussions have occurred regarding this action, please include appropriate disclosure. If not, please revise to merely state that you will seek to have your securities traded on the OTC Bulletin Board. This comment also applies to similar disclosure on page 11 as well.

Relationship Between Patient Infosystems and ACS Following the Distribution, page 31
26. We note your response to Comment 54. Please revise this section to explicitly state that you do not have an agreement with Patient Infosystems to provide you with ongoing service. Also, please disclose that, as a result of the relationship between the entities, any transactions entered into will not be conducted at arms length, and it is possible that you will overpay for services performed by Patient Infosystems. Finally, please enhance your disclosure regarding what factors will influence whether ACS pays PATY for services performed and how the price for such services will be determined.

Description of Capital Stock, page 32

Warrants, page 32
27. Please disclose the material terms of the warrants. For example, please disclose when the warrants become exercisable, the number of shares underlying each warrant, the number of warrants issued and whether warrant holders must pay any additional consideration to exercise the warrants.

Financial Statements

Summary of Significant Accounting Policies

Intangible assets, page F-9

28. We note that you have utilized a 15 year life for amortizing your
provider contracts.  Please help us to understand how you
determined
that 15 years was appropriate in light of your disclosure on page
9
which indicates that, generally, there are no long-term contracts with customers. Do you have long-term contracts with service providers?

Line of Credit and Long-Term Debt, page F-12

29. We note that current maturities on Long-Term Debt total $3.8 million as of December 31, 2003 and that such amount does not agree to the balance sheet. Please revise your schedule of Long-Term Debt accordingly. Add disclosure which clarifies how you have accounted for the $3,550,000 payable to Patient Infosystems, Inc. as of December 31, 2003 and subsequently. In doing so, disclose the nature of this related party transaction and how the debt was rolled into a current payable to parent company in the amount of $1,651,536 as of
December 31, 2004. Reference is made to previous comment 64.
30. Further to our previous comment, we note from page 16 that of certain amounts advanced by Patient Infosystems only $1,000,000 will be repaid. Are you accounting for the remaining balance as a capital contribution? If so, how are these amounts reflected in your Statements of Stockholders` (Deficit) Equity?

Part II


Signatures
31. We note that this amendment was not signed by any of your executive officers or directors. Please ensure that the next amendment is signed by the appropriate individuals. All amendments should be signed.

Added

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Cicely Luckey, Senior Accountant, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3694 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Jeffrey A Baumel, Esq. (via facsimile)
      McCarter & English, LLP
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American Caresource Holdings, Inc
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